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                             September 15, 2021

       Lishan Aklog, M.D.
       Chief Executive Officer
       Lucid Diagnostics Inc.
       One Grand Central Place
       Suite 4600
       New York, NY 10165

                                                        Re: Lucid Diagnostics
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001799011

       Dear Dr. Aklog:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted September 3, 2021

       Prospectus Summary
       Current Status of EsoGuard and EsoCheck, page 7

   1. We note your response to our prior comment 2 and the revised disclosure on page 7.
                                                        Please further revise
your disclosure regarding the Coastline agreement to include the duration of the
agreement.
   2. We note the revisions made in response to our prior comment 3. However, the prospectus still contains multiple
statements characterizing meetings as "successful" and feedback as "positive". Please
further revise your disclosure to comply with our prior comment.
 Lishan Aklog, M.D.
Lucid Diagnostics Inc.
September 15, 2021
Page 2
Dilution, page 57

3. We note your response to comment 6 and that you indicate that pro forma net tangible book value includes the issuance on June 1, 2021 of the $22.4 million convertible note to
      PAVmed. However, the issuance of this $22.4 million convertible note is included within your historical net book value as of June 30, 2021. Please revise your description of pro forma net tangible book value as of June 30, 2021 to indicate that it only reflects the conversion of this note payable. Please note this comment also applies to your second bullet point on page 58 and your description of your pro forma capitalization as of June
      30, 2021.
4. Please revise the table to present your historical net tangible book value prior to your presentation of pro forma net tangible book value.
       You may contact Tara Harkins at 202-551-3639 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameLishan Aklog, M.D.
                                                             Division of
Corporation Finance
Comapany NameLucid Diagnostics Inc.
                                                             Office of Life
Sciences
September 15, 2021 Page 2
cc:       Eric T. Schwartz, Esq.
FirstName LastName